Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the fourth quarter of 2025 and the year ended December 31, 2025 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of December 31, 2025, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter of 2025 and the year ended December 31, 2025 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2025 on pages 26 et seq. of this exhibit. The audit procedures by the statutory auditors are underway. The consolidated financial statements (unaudited) are available on the Company’s website, www.totalenergies.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier).

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2025.

A. KEY FIGURES

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except earnings per share and number of shares	2025	2024	2025 vs 2024
50,624	48,691	+4%	52,508	Sales	201,196	214,550	-6%
2,906	3,683	-21%	3,956	Net income (TotalEnergies share)	13,127	15,758	-17%
10,066	10,295	-2%	10,529	Adjusted EBITDA (1)	40,555	43,143	-6%
4,633	4,659	-1%	4,992	Adjusted net operating income (2) from business segments	18,474	20,566	-10%
1,805	2,169	-17%	2,305	Exploration & Production	8,399	10,004	-16%
922	852	+8%	1,432	Integrated LNG	4,109	4,869	-16%
564	571	-1%	575	Integrated Power	2,215	2,173	+2%
1,001	687	+46%	318	Refining & Chemicals	2,378	2,160	+10%
341	380	-10%	362	Marketing & Services	1,373	1,360	+1%
3,837	3,980	-4%	4,406	Adjusted net income (1) (TotalEnergies share)	15,587	18,264	-15%
1.3	1.64	-	1.70	Fully-diluted earnings per shares ($)	5.78	6.69	-
2,176	2,200	-1%	2,282	Fully-diluted weighted-average shares (millions)	2,214	2,315	-4%
3,434	3,203	+7%	3,745	Cash flow used in investing activities	18,131	17,332	+5%
4,019	3,473	+16%	3,839	Organic investments (1)	16,812	16,423	+2%
(1,573)	(381)	ns	24	Acquisitions net of assets sales (1)	279	1,406	-80%
2,446	3,092	-21%	3,863	Net investments (1)	17,091	17,829	-4%
10,471	8,349	+25%	12,507	Cash flow from operating activities	27,343	30,854	-11%
7,168	7,061	+2%	7,151	Cash flow from operations excluding working capital (CFFO) (1)	27,839	29,917	-7%
7,593	7,443	+2%	7,398	Debt Adjusted Cash Flow (DACF) (1)	29,255	30,614	-4%
Gearing(1) of 14.7% at December 31, 2025 vs. 17.3% at September 30, 2025 and 8.3% at December 31, 2024

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

4Q25	3Q25	4Q25 vs 3Q25	4Q24		2025	2024	2025 vs 2024
63.7	69.1	-8%	74.7	Brent ($/b)	69.1	80.8	-14%
4.1	3.1	+32%	3.0	Henry Hub ($/Mbtu)	3.6	2.4	+50%
10.3	11.3	-9%	13.6	TTF ($/Mbtu)(1)	12.0	11.0	+9%
10.6	11.7	-9%	14.0	JKM ($/Mbtu)(2)	12.2	11.9	+2%
61.4	66.5	-8%	71.8	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	66.2	77.1	-14%
5.11	5.50	-7%	6.26	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.72	5.54	+3%
8.48	8.91	-5%	10.37	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.14	9.80	-7%
11.4	8.4	+36%	3.4	European Refining Margin (ERM) (3), (7) ($/t)	7.1	5.3	+35%
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG) (1)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Scope 1+2 emissions (2) (MtCO2e)	2025	2024	2025 vs 2024
8.3	8.4	-1%	9.6	Scope 1+2 from operated facilities (3)	33.1	34.3	-3%
7.0	7.1	-1%	7.9	of which Oil & Gas	28.4	29.4	-3%
1.3	1.3	-	1.7	of which CCGT	4.7	4.9	-4%
11.2	11.0	+2%	12.4	Scope 1+2 – ESRS share (3)	43.9	44.9	-2%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO2 equivalent terms, nitrous oxide (N2O) represents less than 1% of the Company's Scope 1+2 emissions.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Methane emissions (ktCH4)	2025	2024	2025 vs 2024
6	5	+20%	7	Methane emissions from operated perimeter(1)	22.5	28.9	-22%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Methane emissions from operated assets decreased by 22% in 2025 year on year and by 65% compared with the 2020 baseline year, mainly due to the continued reduction of flaring and fugitive emissions at Exploration & Production facilities.

Scope 1+2 emissions from operated Oil & Gas assets decreased by 3% in 2025 compared with 2024, despite an increase of nearly 4% in production.

In the full year of 2025 Scope 3(1) Category 11 emissions are estimated at 335 Mt CO2e, down 2% year on year.

1If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2025, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production	2025	2024	2025 vs 2024
2,545	2,508	+1%	2,427	Hydrocarbon production (kboe/d)	2,529	2,434	+4%
1,404	1,407	-	1,292	Oil (including bitumen) (kb/d)	1,378	1,314	+5%
1,141	1,101	+4%	1,135	Gas (including condensates and associated NGL) (kboe/d)	1,151	1,120	+3%
2,545	2,508	+1%	2,427	Hydrocarbon production (kboe/d)	2,529	2,434	+4%
1,555	1,553	-	1,445	Liquids (kb/d)	1,533	1,468	+4%
5,381	5,182	+4%	5,323	Gas (Mcf/d)	5,402	5,211	+4%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production averaged 2,529 thousand barrels of oil equivalent per day in 2025, up nearly 4% year-on-year, due to the following factors:

•	+6% from project start-ups and ramp-ups, notably Mero-2, Mero-3 and Mero-4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina, and Tyra in Denmark,
•	+1% scope effect, mainly linked to the acquisitions of SapuraOMV in Malaysia and interests in gas licenses in the Eagle Ford basin in Texas, and
•	-3% due to the natural decline of fields.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments described below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes oil supply and trading activities, maritime transport, and hydrogen activities previously reported within the Integrated LNG segment;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

This segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies' Executive Committee.

B.1 Exploration & Production

1. Production

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production	2025	2024	2025 vs 2024
2,002	2,026	-1%	1,933	EP (kboe/d)	1,990	1,947	+2%
1,485	1,501	-1%	1,385	Liquids (kb/d)	1,467	1,408	+4%
2,779	2,782	-	2,924	Gas (Mcf/d)	2,794	2,880	-3%

2. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except effective tax rate	2025	2024	2025 vs 2024
1,805	2,169	-17%	2,305	Adjusted net operating income (1)	8,399	10,004	-16%
211	177	+19%	207	including adjusted income from equity affiliates	714	742	-4%
51.7%	48.5%	-	50.5%	Effective tax rate (2)	49.9%	47.8%	-
1,218	1,787	-32%	1,688	Cash flow used in investing activities	8,800	8,385	+5%
1,905	1,922	-1%	2,104	Organic investments	9,564	9,060	+6%
(530)	(53)	ns	(258)	Acquisitions net of assets sales	(305)	(207)	ns
1,375	1,869	-26%	1,846	Net investments	9,259	8,853	+5%
3,821	4,187	-9%	4,500	Cash flow from operating activities	14,949	17,388	-14%
3,611	3,984	-9%	3,945	Cash flow from operations excluding working capital (CFFO)	15,646	17,049	-8%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the fourth quarter of 2025, Exploration & Production:

•	adjusted net operating income was $1,805 million, down $364 million quarter-to-quarter, reflecting the decrease in the average selling price of liquids and gas,
•	cash flow from operating activities was $3,821 million, down 9% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $3,611 million, down $373 million over the quarter for the same reasons stated above.

In the full year of 2025, Exploration & Production:

•	adjusted net operating income was $8,399 million, down 16% year-on-year,
•	cash flow from operating activities was $14,949 million, down 14% year-on-year, and
•	cash flow from operations excluding working capital (CFFO) was $15,646 million, benefiting from accretive production growth that offset the impact of a $5/b decline in Brent, resulting in a year-on-year decrease of only 8%.

B.2 Integrated LNG

1. Production

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production for LNG	2025	2024	2025 vs 2024
543	482	+13%	494	Integrated LNG (kboe/d)	539	487	+11%
70	52	+36%	60	Liquids (kb/d)	66	60	+11%
2,602	2,400	+8%	2,399	Gas (Mcf/d)	2,608	2,331	+12%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Liquefied Natural Gas in Mt	2025	2024	2025 vs 2024
12.2	10.4	+17%	10.8	Overall LNG sales	43.9	39.8	+10%
3.9	3.4	+15%	3.8	Incl. Sales from equity production*	15.1	15.5	-2%
10.8	9.2	+18%	9.4	Incl. Sales by TotalEnergies from equity production and third party purchases	38.8	34.7	+12%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG increased by 13% in the quarter, mainly due to the restart of Ichthys LNG in Australia.

LNG sales rose by 1.8 Mt in the quarter, driven by the restart of Ichthys and higher spot activity.

2. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except average price of LNG	2025	2024	2025 vs 2024
8.48	8.91	-5%	10.37	Average price of LNG ($/Mbtu) (1) Consolidated subsidiaries and equity affiliates	9.14	9.80	-7%
922	852	+8%	1,432	Adjusted net operating income (2)	4,109	4,869	-16%
394	423	-7%	525	including adjusted income from equity affiliates	1,865	1,978	-6%
1,118	146	x7.7	1,657	Cash flow used in investing activities	3,008	3,487	-14%
744	330	x2.3	554	Organic investments	2,569	2,169	+18%
49	(134)	ns	1,116	Acquisitions net of assets sales	165	1,367	-88%
793	196	x4	1,670	Net investments	2,734	3,536	-23%
2,102	789	x2.7	2,214	Cash flow from operating activities	5,173	5,185	-
1,156	1,134	+2%	1,447	Cash flow from operations excluding working capital (CFFO)	4,698	4,903	-4%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

In the fourth quarter of 2025, Integrated LNG:

•	adjusted net operating income was $922 million, up 8% quarter-to-quarter as higher LNG production and sales offset a 5% decrease in the average LNG selling price,
•	cash flow from operating activities was $2,102 million, 2.7 times higher quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $1,156 million, up 2% over the quarter for the same reason stated above.

In the full year of 2025, Integrated LNG:

•	adjusted net operating income was $4,109 million, down 16% year-on-year,
•	cash flow from operating activities was $5,173 million, stable year-on-year, and
•	cash flow from operations excluding working capital (CFFO) was $4,7 billion supported by 10% growth in production and sales in an environment of low volatility and declining average price of LNG.

B.3 Integrated Power

1. Production, capacities, clients and sales

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Integrated Power	2025	2024	2025 vs 2024
12.6	12.6	-	11.4	Net power production (TWh) (1)	48.1	41.1	+17%
8.1	8.2	-1%	6.5	o/w power production from renewables	31.4	26.0	+21%
4.5	4.5	+1%	4.9	o/w power production from gas flexible capacities	16.7	15.1	+11%
26.0	25.2	+3%	21.5	Portfolio of power generation net installed capacity (GW) (2)	26.0	21.5	+21%
19.0	18.7	+2%	15.1	o/w renewables	19.0	15.1	+26%
7.0	6.5	+8%	6.5	o/w power gas flexible capacities	7.0	6.5	+9%
108.7	106.0	+3%	97.2	Portfolio of renewable power generation gross capacity (GW) (2), (3)	108.7	97.2	+12%
34.1	32.3	+6%	26.0	o/w installed capacity	34.1	26.0	+31%
6.0	6.0	-	6.1	Clients power – BtB and BtC (Million) (2)	6.0	6.1	-1%
2.7	2.7	-	2.8	Clients gas – BtB and BtC (Million) (2)	2.7	2.8	-2%
13.2	10.6	+25%	13.8	Sales power – BtB and BtC (TWh)	48.8	50.7	-4%
27.0	11.6	x2.3	30.1	Sales gas – BtB and BtC (TWh)	89.2	98.6	-9%
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net electricity production was stable in the fourth quarter at 12.6 TWh.

Gross installed renewable power generation capacity reached 34.1 GW at the end of 2025, representing more than 8 GW of additional capacity year-on-year.

2. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
564	571	-1%	575	Adjusted net operating income (1)	2,215	2,173	+2%
97	48	x2	(25)	including adjusted income from equity affiliates	211	-	ns
275	692	-60%	(509)	Cash flow used in investing activities	4,001	3,897	+3%
525	596	-12%	109	Organic investments	2,187	2,355	-7%
(1,070)	(147)	ns	(662)	Acquisitions net of assets sales	589	1,514	-61%
(545)	449	ns	(553)	Net investments	2,776	3,869	-28%
1,300	674	+93%	1,201	Cash flow from operating activities	2,374	2,972	-20%
788	611	+29%	604	Cash flow from operations excluding working capital (CFFO)	2,558	2,555	-
(1)	Detail of adjustment items shown in the business segment information starting on page 34.

In the fourth quarter of 2025, Integrated Power reported adjusted net operating income of $564 million, cash flow from operating activities of $1,300 million, and cash flow from operations excluding working capital (CFFO) of $788 million, a sharp increase driven by the completion of farm-downs in the United States and Greece and the receipt of dividends from equity-accounted affiliates .

In the full year of 2025, Integrated Power reported adjusted net operating income of $2,215 million, cash flow from operating activities of $2,374 million, and cash flow from operations excluding working capital (CFFO) of $2.6 billion, in line with annual guidance. Production activities (including renewables and gas-fired power plants) accounted for 55%, and marketing activities (B2B, B2C and trading) accounted for 45%.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,342	1,067	+26%	680	Adjusted net operating income (1)	3,751	3,520	+7%
685	545	+26%	850	Cash flow used in investing activities	2,046	1,392	+47%
731	590	+24%	1,013	Organic investments	2,239	2,662	-16%
(46)	(45)	ns	(172)	Acquisitions net of assets sales	(193)	(1,262)	ns
685	545	+26%	841	Net investments	2,046	1,400	+46%
3,068	3,126	-2%	4,610	Cash flow from operating activities	6,294	6,709	-6%
1,970	1,653	+19%	1,356	Cash flow from operations excluding working capital (CFFO)	6,223	6,079	+2%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Refinery throughput and utilization rate*	2025	2024	2025 vs 2024
1,489	1,478	+1%	1,432	Total refinery throughput (kb/d)	1,526	1,472	+4%
502	481	+4%	424	France	470	422	+12%
572	595	-4%	541	Rest of Europe	606	605	-
415	402	+3%	467	Rest of world	449	446	+1%
84%	84%	-	82%	Utilization rate based on crude only*	86%	83%	-
*	Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from the third quarter of 2024 and the African refinery Natref (divested) during the fourth quarter of 2024.

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petrochemicals production and utilization rate	2025	2024	2025 vs 2024
1,227	1,326	-7%	1,233	Monomers* (kt)	4,967	5,082	-2%
1,184	1,174	+1%	1,080	Polymers (kt)	4,658	4,433	+5%
79%	84%	-	79%	Steam cracker utilization rate**	79%	79%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from the second quarter of 2024.

Refinery throughput increased by 1% over the quarter and by 4% for the full year 2025, driven by high unit availability.

Petrochemical product output declined by 7% over the quarter for monomers, mainly due to a major turnaround on the Ras Laffan cracker in Qatar, while polymer production remained stable.

2. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except ERM	2025	2024	2025 vs 2024
11.4	8.4	+36%	3.4	European Refining Margin Marker (ERM) ($/t) (1)	7.1	5.3	+35%
1,001	687	+46%	318	Adjusted net operating income (2)	2,378	2,160	+10%
507	385	+32%	498	Cash flow used in investing activities	1,437	1,530	-6%
508	387	+31%	581	Organic investments	1,464	1,711	-14%
(1)	(2)	ns	(92)	Acquisitions net of assets sales	(27)	(173)	ns
507	385	+32%	489	Net investments	1,437	1,538	-7%
1,716	2,839	-40%	3,832	Cash flow from operating activities	3,459	3,808	-9%
1,378	1,015	+36%	822	Cash flow from operations excluding working capital (CFFO)	3,798	3,760	+1%
(1)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

In the fourth quarter of 2025, Refining & Chemicals:

•	adjusted net operating income was $1,001 million,
•	cash flow from operating activities was $1,716 million, and
•	cash flow from operations excluding working capital (CFFO) was $1,378 million, an increase of more than $300 million compared with the third quarter of 2025, as the Company captured the rise in European refining margins due to the efficient execution of major turnarounds and strong unit availability.

In the full year of 2025, Refining & Chemicals:

•	adjusted net operating income was $2,378 million,
•	cash flow from operating activities was $3,459 million, and
•	cash flow from operations excluding working capital (CFFO) was $3,798 million, with higher refining margins offsetting the decline in petrochemical margins.

B.6 Marketing & Services

1. Petroleum product sales

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Sales in kb/d*	2025	2024	2025 vs 2024
1,247	1,269	-2%	1,312	Total Marketing & Services sales	1,276	1,342	-5%
723	744	-3%	724	Europe	743	752	-1%
524	525	-	587	Rest of world	533	591	-10%
*	Excludes trading and bulk refining sales.

Sales of petroleum products are down 5% year-on-year as a result of focusing the portfolio on higher margin activities.

2. Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
341	380	-10%	362	Adjusted net operating income (1)	1,373	1,360	+1%
178	160	+11%	352	Cash flow used in investing activities	609	(138)	ns
223	203	+10%	432	Organic investments	775	951	-19%
(45)	(43)	ns	(80)	Acquisitions net of assets sales	(166)	(1,089)	ns
178	160	+11%	352	Net investments	609	(138)	ns
1,352	287	x4.7	778	Cash flow from operating activities	2,835	2,901	-2%
592	638	-7%	534	Cash flow from operations excluding working capital (CFFO)	2,425	2,319	+5%
(1)	Detail of adjustment items shown in the business segment information starting on page 34.

In the fourth quarter of 2025, Marketing & Services:

•	adjusted net operating income was $341 million, down 10% quarter-to-quarter, reflecting the seasonality of the business,
•	cash flow from operating activities was $1,352 million, and
•	cash flow from operations excluding working capital (CFFO) was $592 million, down 7% quarter-to-quarter, reflecting the seasonality of the business.

In the full year of 2025, Marketing & Services:

•	adjusted net operating income was stable,
•	cash flow from operating activities was $2,835 million, and
•	cash flow from operations excluding working capital (CFFO) was $2,425 million, up 5% year-on-year with the improvement in unit margins more than offsetting a 5% decline in volumes.

C. TOTALENERGIES RESULTS

1.	Net income (TotalEnergies share)

Net income (TotalEnergies share) was $2,906 million in the fourth quarter of 2025 compared to $3,683 million in the third quarter of 2025.

Adjusted net income (TotalEnergies share) was $3,837 million in the fourth quarter of 2025 compared to $3,980 million in the third quarter of 2025.

Adjusted net income excludes the after-tax inventory effect, non-recurring items, and fair value changes.

Adjustments items to net income were ($0.9) billion in the fourth quarter of 2025, consisting mainly of:

•	($0.7) billion in impairments, in particular for the offshore wind activity within the Integrated Power segment, and
•	($0.2) billion from inventory valuation effects.

2.	Fully-diluted shares and share buybacks

As of December 31, 2025, the diluted number of shares was 2,167 million.

TotalEnergies carried out share buybacks of1:

•	23.6 million shares in the fourth quarter of 2025, for a total amount of $1.5 billion, and
•	122.6 million shares in the full year of 2025, for a total amount of $7.5 billion.

3.	Acquisitions - asset sales

Acquisitions were:

•	$507 million in the fourth quarter of 2025, mainly related to the acquisition of interests in 12 offshore blocks in Malaysia, and
•	$3,923 million in the full year of 2025, primarily related to the above transactions as well as the completion of the VSB acquisition, various renewable projects to be developed in Canada, the Dominican Republic and Uganda for approximately $500 million, and an additional 10% stake in the Moho field in the Republic of the Congo.

Divestments were:

•	$2,080 million in the fourth quarter of 2025, mainly reflecting the divestment of the non-operated interest in the Bonga field in Nigeria, the partial sale of an interest in Block SK408 in Malaysia, the sale of 50% stakes in renewable portfolios in the United States and Greece, and the sale of a 1.7% stake in Adani Green Energy, and
•	$3,644 million in the full year of 2025, related to the above transactions as well as the divestment of interests in two unconventional blocks in Argentina, the sale of interests in the Nkossa and Nsoko II licenses in Congo, the sale of 50% of a renewable asset portfolio in Portugal and France, and the divestment of fuel distribution activities in Brazil.

4.	Cash flow

TotalEnergies’ cash flow from operating activities was $10,471 million in the fourth quarter of 2025, corresponding to cash flow from operations excluding working capital (CFFO) of $7,168 million, and a $3.8 billion improvement in working capital.

The change in working capital was:

•	a decrease of $3,867 million in the fourth quarter of 2025 in accordance with IFRS. The difference of $564 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $299 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $53 million, (iii) plus the capital gains from the renewable project sales of $212 million and (iv) plus the organic loan repayments from equity affiliates of $0 million, and
•	a decrease of $1,284 million for the full year 2025 in accordance with IFRS. The difference of $1,780 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $733 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $650 million, (iii) plus the capital gains from the renewables project sale of $292 million and (iv) plus the organic loan repayments from equity affiliates of $105 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was:

•	a decrease of $3,303 million in the fourth quarter of 2025, compared to a decrease of $1,288 million in the third quarter of 2025, and
•	an increase of $496 million for the full year of 2025, compared to a decrease of $937 million for the full year of 2024.

TotalEnergies’ net cash flow2 was:

•	$4,722 million in the fourth quarter of 2025, compared to $3,969 million in the previous quarter, reflecting a $107 million increase in cash flow from operations excluding working capital (CFFO) and a $646 million decrease in net investments over the quarter, and
•	$10,748 million in the full year of 2025 compared to $12,088 million a year earlier, reflecting a $2,078 million decrease in cash flow from operations excluding working capital (CFFO) and a $738 million decrease in net investments, which stood at $17,091 million for the year.

1 Net of fees and taxes, including coverage of employees share grant plans.

2 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D.	PROFITABILITY

Return on equity was 13.6% for the full year of 2025.

In millions of dollars	January 1, 2025 December 31, 2025	October 1, 2024 September 30, 2025	January 1, 2024 December 31, 2024
Adjusted net income (TotalEnergies share)	15,833	16,431	18,586
Average adjusted shareholders’ equity	116,827	116,051	117,835
Return on equity (ROE)	13.6%	14.2%	15.8%

Return on average capital employed (ROACE)3 was 12.6% for the full year of 2025.

In millions of dollars	January 1, 2025 December 31, 2025	October 1, 2024 September 30, 2025	January 1, 2024 December 31, 2024
Adjusted net operating income	17,827	18,204	19,974
Average capital employed	141,802	146,636	135,174
ROACE	12.6%	12.4%	14.8%

E.	Annual 2025 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In an 60-70 $/b Brent environment.

F.	SUMMARY AND OUTLOOK

At the beginning of 2026, oil markets remain volatile in a constantly evolving geopolitical environment. Fundamentals, however, remain unchanged: global demand is expected to grow by around 0.9 million barrels per day (IEA – January 2026), driven by activity in non-OECD countries and by petrochemical demand; at the same time, non-OPEC supply growth is slowing, while OPEC+ has decided to maintain its quota policy at the beginning of 2026.

European gas prices for the first quarter on forward markets are hovering around $11-12/MBtu, reflecting strong winter consumption and storage levels below the seasonal averages observed since 2022.

In 2026, the Company intends to continue implementing its balanced and profitable transition strategy, anchored on its two growth pillars: hydrocarbons and electricity.

The Company plans to increase its overall energy production (oil, gas and electricity) by 5% over the year while continuing to reduce emissions from its operations, with a target of achieving a 70% reduction in methane emissions in 2026 compared with 2020.

For its first growth pillar, TotalEnergies expects to increase its oil and gas production by 3% in 2026, supported by the ramp-up of projects started in 2025, the anticipated start-ups in 2026 (notably Lapa in Brazil, Ratawi in Iraq, North Field East in Qatar, TFT II & South in Algeria, Tilenga in Uganda). These new barrels support a 7% increase in cash flow at $60/b, higher than production growth. The Company intends to maintain its competitive advantage by keeping production costs below $5/b through strong operational discipline. In the first quarter of 2026, hydrocarbon production is expected to be above 2.6 Mboe/d.

At the start of the year, refining margins are hovering around $5/b in a context of volatile crude prices. The Company expects to benefit from the improved availability of certain units that underperformed in 2025 and therefore anticipates an increase in refinery utilization rates to around 88% in the first quarter of 2026, in the absence of major shutdowns.

Integrated LNG is expected to continue its growth in 2026 with the start-up of the North Field East project in Qatar (2 Mtpa of offtake) and Costa Azul on the North American Pacific coast (1.7 Mtpa of offtake). This growth, combined with LNG sales of over 44 Mt in 2026, should offset the expected decline in LNG prices and enable the segment to generate, at $60/b (Brent) and $10/MBtu (TTF), cash flow equivalent to that generated in 2025. Given recent oil and gas price trends and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG sales price close to $8.5/MBtu in the first quarter of 2026.

For its second growth pillar, TotalEnergies plans to increase its electricity production by around 25% in 2026 to exceed 60 TWh, considering in particular the completion of the EPH acquisition, expected mid-2026, which will enable the Company to accelerate its gas-to-power integration strategy in Europe. For the year, Integrated Power cash flow is expected to exceed $3 billion for investments of $2.5-3 billion.

In 2026, TotalEnergies expects net investments of around $15 billion, including about $3 billion dedicated to low-carbon energies, mainly electricity. Reintegrating the annual equivalent of more than $1 billion over five years linked to the acquisition of EPH’s flexible power assets in shares, the planned investment effort in low-carbon energies thus amounts to around $4 billion in 2026. The Company is implementing its multi-year cash-savings plan (Capex + Opex), now targeting $12.5 billion over 2026–2030, including $2.5 billion planned for 2026.

Under a scenario of $60/b Brent, $10/MBtu TTF and $5/b ERM, the Company expects to generate cash flow above $26 billion, supported by accretive production growth, improved Downstream performance and growth in Integrated Power. In this environment, the Company should maintain an attractive shareholder return while preserving the strength of its balance sheet, with a targeted gearing ratio of around 15% at end-2026. Based on the seasonality observed in recent years, a temporary increase of around $2-3 billion in working capital requirements is expected in the first quarter of 2026.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences and pandemics. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. For additional risk factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2024 and in the most recent version of the Universal Registration Document which is filed by TotalEnergies with the French Autorité des Marchés Financiers.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Combined liquids and gas production by region (kboe/d)	2025	2024	2025 vs 2024
546	515	+6%	589	Europe	538	569	-5%
442	433	+2%	437	Africa	431	450	-4%
840	864	-3%	790	Middle East and North Africa	851	807	+5%
459	476	-4%	401	Americas	449	375	+20%
258	220	+18%	210	Asia-Pacific	260	233	+11%
2,545	2,508	+1%	2,427	Total production	2,529	2,434	+4%
360	361	-	369	includes equity affiliates	371	361	+3%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Liquids production by region (kb/d)	2025	2024	2025 vs 2024
212	204	+4%	228	Europe	209	225	-7%
318	317	-	318	Africa	314	325	-4%
676	696	-3%	627	Middle East and North Africa	681	644	+6%
251	249	+1%	193	Americas	230	180	+28%
98	87	+13%	79	Asia-Pacific	99	94	+6%
1,555	1,553	-	1,445	Total production	1,533	1,468	+4%
153	161	-5%	151	includes equity affiliates	159	152	+4%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Gas production by region (Mcf/d)	2025	2024	2025 vs 2024
1,796	1,675	+7%	1,951	Europe	1,777	1,862	-5%
628	588	+7%	620	Africa	591	630	-6%
928	928	-	889	Middle East and North Africa	937	894	+5%
1,154	1,260	-8%	1,154	Americas	1,216	1,080	+13%
875	731	+20%	709	Asia-Pacific	881	745	+18%
5,381	5,182	+4%	5,323	Total production	5,402	5,211	+4%
1,132	1,120	+1%	1,181	includes equity affiliates	1,165	1,135	+3%

Downstream (Refining & Chemicals and Marketing & Services)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petroleum product sales by region (kb/d)	2025	2024	2025 vs 2024
1,774	1,839	-4%	1,820	Europe	1,798	1,842	-2%
517	566	-9%	614	Africa	579	587	-1%
958	978	-2%	970	Americas	1,017	1,021	-
921	1,128	-18%	975	Rest of world	962	768	+25%
4,170	4,510	-8%	4,380	Total consolidated sales	4,356	4,218	+3%
366	354	+3%	343	Includes bulk sales	361	384	-6%
2,557	2,887	-11%	2,725	Includes trading	2,719	2,492	+9%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petrochemicals production* (kt)	2025	2024	2025 vs 2024
985	976	+1%	875	Europe	3,777	3,719	+2%
775	773	-	701	Americas	2,992	2,867	+4%
651	751	-13%	737	Middle East and Asia	2,856	2,929	-3%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

		4Q25						3Q25
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.2	0.3	-	1.4	0.0	2.0	0.3	0.2	-	0.6	0.0	1.1
Rest of Europe	0.1	0.5	0.3	1.9	0.0	2.9	0.2	0.4	0.2	1.5	0.1	2.5
Africa	0.0	-	-	-	0.1	0.1	0.0	-	-	-	0.1	0.1
Middle East	0.2	-	-	0.2	-	0.4	0.3	-	-	0.3	-	0.5
North America	1.0	0.5	-	1.0	-	2.6	1.4	0.5	-	2.1	-	4.0
South America	0.1	1.2	-	-	-	1.3	0.1	1.0	-	-	-	1.1
India	2.5	0.2	-	-	-	2.7	2.2	0.5	-	-	-	2.8
Asia-Pacific	0.3	0.0	0.2	-	-	0.6	0.4	0.0	0.0	-	-	0.5
Total	4.6	2.8	0.5	4.5	0.2	12.6	5.0	2.6	0.3	4.5	0.2	12.6

Installed power generation net capacity

		4Q25						3Q25
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.8	0.5	-	2.7	0.2	4.2	0.7	0.5	-	2.7	0.2	4.1
Rest of Europe	0.6	1.0	0.3	2.1	0.1	4.1	0.6	1.1	0.3	2.1	0.2	4.2
Africa	0.1	-	-	-	0.1	0.2	0.0	-	-	-	0.1	0.1
Middle East	0.5	-	-	0.3	-	0.8	0.5	-	-	0.3	-	0.8
North America	3.0	0.9	-	2.0	0.5	6.4	3.3	0.9	-	1.5	0.5	6.2
South America	0.5	1.2	-	-	-	1.7	0.4	1.1	-	-	-	1.5
India	6.7	0.6	-	-	-	7.2	6.4	0.6	-	-	-	7.0
Asia-Pacific	1.2	0.0	0.2	-	-	1.4	1.1	0.0	0.2	-	-	1.3
Total	13.4	4.1	0.5	7.0	1.0	26.0	13.0	4.2	0.5	6.5	1.0	25.2

Power generation gross capacity from renewables

	4Q25					3Q25
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.4	0.9	0.0	0.2	2.5	1.3	0.9	0.0	0.2	2.4
Rest of Europe	0.7	1.7	1.1	0.3	3.8	0.6	1.6	1.1	0.3	3.7
Africa	0.3	0.0	0.0	0.4	0.7	0.1	0.0	0.0	0.3	0.4
Middle East	1.3	0.0	0.0	0.0	1.3	1.3	0.0	0.0	0.0	1.3
North America	7.3	2.3	0.0	1.0	10.6	6.9	2.3	0.0	1.0	10.3
South America	0.6	1.8	0.0	0.0	2.4	0.5	1.8	0.0	0.0	2.2
India	9.7	0.6	0.0	0.0	10.3	9.1	0.7	0.0	0.0	9.7
Asia-Pacific	1.8	0.0	0.6	0.0	2.5	1.7	0.0	0.6	0.0	2.4
Total	23.1	7.3	1.8	1.9	34.1	21.5	7.2	1.8	1.8	32.3

	4Q25					3Q25
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	0.2	0.0	0.0	0.3	0.2	0.2	0.0	0.0	0.4
Rest of Europe	0.7	0.1	0.8	0.4	2.1	0.5	0.1	0.8	0.3	1.7
Africa	0.2	0.1	0.0	0.0	0.4	0.5	0.1	0.0	0.1	0.7
Middle East	1.7	0.2	0.0	0.0	2.0	1.7	0.2	0.0	0.0	2.0
North America	0.8	0.0	0.0	0.5	1.3	1.2	0.0	0.0	0.2	1.3
South America	0.7	0.1	0.0	0.3	1.1	0.8	0.2	0.0	0.3	1.3
India	0.8	0.0	0.0	0.0	0.8	1.4	0.0	0.0	0.0	1.4
Asia-Pacific	0.3	0.0	0.0	0.0	0.3	0.4	0.0	0.0	0.0	0.4
Total	5.5	0.8	0.8	1.2	8.3	6.7	0.8	0.8	0.9	9.2

	4Q25					3Q25
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.5	1.5	0.1	2.9	1.0	0.5	1.5	0.0	2.9
Rest of Europe	5.9	1.8	14.3	3.6	25.6	5.8	1.8	14.3	3.2	25.1
Africa	0.3	0.2	0.0	0.0	0.5	0.3	0.2	0.0	0.0	0.5
Middle East	1.1	0.0	0.0	0.0	1.1	0.5	0.0	0.0	0.0	0.5
North America	10.8	3.8	4.1	5.4	24.2	10.4	3.6	4.1	5.3	23.4
South America	1.3	1.3	0.0	0.0	2.6	1.3	1.3	0.0	0.0	2.7
India	1.6	0.0	0.0	0.0	1.6	1.6	0.1	0.0	0.0	1.7
Asia-Pacific	3.0	1.1	2.6	1.1	7.8	3.0	1.1	2.6	1.1	7.7
Total	24.9	8.8	22.5	10.1	66.3	23.9	8.5	22.5	9.6	64.4
(1)	End-of-period data.

(2)	Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

4Q25	3Q25	4Q24	In millions of dollars	2025	2024
2,906	3,683	3,956	Net income (TotalEnergies share)	13,127	15,758
(644)	(93)	(413)	Special items affecting net income (TotalEnergies share)	(1,185)	(1,219)
203	284	(25)	Gain (loss) on asset sales	487	1,372
(51)	(7)	(6)	Restructuring charges	(58)	(27)
(661)	(286)	(232)	Impairments	(1,156)	(1,976)
(135)	(84)	(150)	Other	(458)	(588)
(232)	(32)	216	After-tax inventory effect : FIFO vs. replacement cost	(610)	(339)
(55)	(172)	(253)	Effect of changes in fair value	(665)	(948)
(931)	(297)	(450)	Total adjustments affecting net income	(2,460)	(2,506)
3,837	3,980	4,406	Adjusted net income (TotalEnergies share)	15,587	18,264

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
2,906	3,683	-21%	3,956	Net income (TotalEnergies share)	13,127	15,758	-17%
931	297	x3.1	450	Less: adjustment items to net income (TotalEnergies share)	2,460	2,506	-2%
3,837	3,980	-4%	4,406	Adjusted net income (TotalEnergies share)	15,587	18,264	-15%
				Adjusted items
36	80	-55%	65	Add: non-controlling interests	246	322	-24%
2,273	2,281	-	2,872	Add: income taxes	9,587	11,209	-14%
3,184	3,277	-3%	2,715	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,565	11,667	+8%
99	104	-5%	107	Add: amortization and impairment of intangible assets	382	389	-2%
833	808	+3%	786	Add: financial interest on debt	3,182	3,016	+6%
(196)	(235)	ns	(422)	Less: financial income and expense from cash & cash equivalents	(994)	(1,724)	ns
10,066	10,295	-2%	10,529	Adjusted EBITDA	40,555	43,143	-6%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME
(TOTALENERGIES SHARE)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
				Adjusted items
45,925	43,844	+5%	47,115	Revenues from sales	182,344	195,610	-7%
(29,164)	(26,940)	ns	(30,305)	Purchases, net of inventory variation	(115,200)	(126,000)	ns
(7,783)	(7,555)	ns	(7,094)	Other operating expenses	(30,468)	(29,485)	ns
(177)	(64)	ns	(242)	Exploration costs	(419)	(528)	ns
592	303	+95%	280	Other income	1,686	725	x2.3
(144)	(101)	ns	(34)	Other expense, excluding amortization and impairment of intangible assets	(694)	(317)	ns
299	324	-8%	296	Other financial income	1,339	1,304	+3%
(221)	(208)	ns	(193)	Other financial expense	(881)	(835)	ns
739	692	+7%	706	Net income (loss) from equity affiliates	2,848	2,669	+7%
10,066	10,295	-2%	10,529	Adjusted EBITDA	40,555	43,143	-6%
				Adjusted items
(3,184)	(3,277)	ns	(2,715)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,565)	(11,667)	ns
(99)	(104)	ns	(107)	Less: amortization of intangible assets	(382)	(389)	ns
(833)	(808)	ns	(786)	Less: financial interest on debt	(3,182)	(3,016)	ns
196	235	-17%	422	Add: financial income and expense from cash & cash equivalents	994	1,724	-42%
(2,273)	(2,281)	ns	(2,872)	Less: income taxes	(9,587)	(11,209)	ns
(36)	(80)	ns	(65)	Less: non-controlling interests	(246)	(322)	ns
(931)	(297)	ns	(450)	Add: adjustment - TotalEnergies share	(2,460)	(2,506)	ns
2,906	3,683	-21%	3,956	Net income (TotalEnergies share)	13,127	15,758	-17%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS:
(TOTALENERGIES SHARE)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
3,434	3,203	7%	3,745	Cash flow used in investing activities (a)	18,131	17,332	+5%
(331)	-	ns	-	Other transactions with non-controlling interests (b)	(331)	-	ns
-	45	-100%	(2)	Organic loan repayment from equity affiliates (c)	105	29	x3.6
(821)	(242)	ns	(52)	Change in debt from renewable projects financing (d) *	(1,284)	(52)	ns
115	84	37%	152	Capex linked to capitalized leasing contracts (e)	397	471	-16%
49	2	x24.5	20	Expenditures related to carbon credits (f)	73	49	+49%
2,446	3,092	-21%	3,863	Net investments (a + b + c + d + e + f = g - i + h)	17,091	17,829	-4%
(1,573)	(381)	ns	24	of which acquisitions net of assets sales (g-i)	279	1,406	-80%
507	474	7%	1,233	Acquisitions (g)	3,923	4,646	-16%
2,080	855	x2.4	1,209	Asset sales (i)	3,644	3,240	+12%
308	121	x2.5	26	Change in debt from renewable projects (partner share)	495	26	x19
4,019	3,473	16%	3,839	of which organic investments (h)	16,812	16,423	+2%
99	74	34%	122	Capitalized exploration	322	516	-38%
559	408	37%	625	Increase in non-current loans	1,960	2,210	-11%
(259)	(449)	ns	(619)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,067)	(1,083)	ns
(513)	(121)	ns	(26)	Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,218	1,787	1,688	-28%	Cash flow used in investing activities (a)	8,800	8,385	5%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	1	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
108	80	138	-22%	Capex linked to capitalized leasing contracts (e)	386	418	-8%
49	2	20	x2.5	Expenditures related to carbon credits (f)	73	49	49%
1,375	1,869	1,846	-26%	Net investments (a + b + c + d + e + f = g - i + h)	9,259	8,853	5%
(530)	(53)	(258)	ns	of which acquisitions net of assets sales (g-i)	(305)	(207)	ns
79	522	11	x7.2	Acquisitions (g)	1,239	534	x2.3
609	575	269	x2.3	Asset sales (i)	1,544	741	x2.1
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
1,905	1,922	2,104	-9%	of which organic investments (h)	9,564	9,060	6%
88	70	119	-26%	Capitalized exploration	298	483	-38%
36	38	41	-12%	Increase in non-current loans	198	196	1%
(54)	(47)	(26)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(179)	(98)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,118	146	1,657	-33%	Cash flow used in investing activities (a)	3,008	3,487	-14%
(331)	-	-	ns	Other transactions with non-controlling interests (b)	(331)	-	ns
-	46	-	ns	Organic loan repayment from equity affiliates (c)	47	3	x15.7
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
6	4	13	-54%	Capex linked to capitalized leasing contracts (e)	10	46	-78%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
793	196	1,670	-53%	Net investments (a + b + c + d + e + f = g - i + h)	2,734	3,536	-23%
49	(134)	1,116	-96%	of which acquisitions net of assets sales (g-i)	165	1,367	-88%
352	(60)	1,149	-69%	Acquisitions (g)	546	1,417	-61%
303	74	33	x9.2	Asset sales (i)	381	50	x7.6
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
744	330	554	34%	of which organic investments (h)	2,569	2,169	18%
11	4	3	x3.7	Capitalized exploration	24	33	-27%
211	174	269	-22%	Increase in non-current loans	754	809	-7%
(40)	(345)	(214)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(415)	(372)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
275	692	(509)	ns	Cash flow used in investing activities (a)	4,001	3,897	3%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	(1)	7	-100%	Organic loan repayment from equity affiliates (c)	58	17	x3.4
(821)	(242)	(52)	ns	Change in debt from renewable projects financing (d) *	(1,284)	(52)	ns
1	-	1	0%	Capex linked to capitalized leasing contracts (e)	1	7	-86%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
(545)	449	(553)	ns	Net investments (a + b + c + d + e + f = g - i + h)	2,776	3,869	-28%
(1,070)	(147)	(662)	ns	of which acquisitions net of assets sales (g-i)	589	1,514	-61%
35	12	72	-51%	Acquisitions (g)	2,083	2,515	-17%
1,105	159	734	51%	Asset sales (i)	1,494	1,001	49%
308	121	26	x11.8	Change in debt from renewable projects (partner share)	495	26	x19
525	596	109	x4.8	of which organic investments (h)	2,187	2,355	-7%
-	-	-	ns	Capitalized exploration	-	-	ns
215	162	300	-28%	Increase in non-current loans	795	979	-19%
(83)	(43)	(323)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(309)	(439)	ns
(513)	(121)	(26)	ns	Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
507	385	498	2%	Cash flow used in investing activities (a)	1,437	1,530	-6%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(9)	-100%	Organic loan repayment from equity affiliates (c)	-	8	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
507	385	489	4%	Net investments (a + b + c + d + e + f = g - i + h)	1,437	1,538	-7%
(1)	(2)	(92)	ns	of which acquisitions net of assets sales (g-i)	(27)	(173)	ns
1	-	-	ns	Acquisitions (g)	12	77	-84%
2	2	92	-98%	Asset sales (i)	39	250	-84%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
508	387	581	-13%	of which organic investments (h)	1,464	1,711	-14%
-	-	-	ns	Capitalized exploration	-	-	ns
67	16	1	x67	Increase in non-current loans	110	99	11%
(33)	(15)	(16)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(43)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
178	160	352	-49%	Cash flow used in investing activities (a)	609	(138)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
178	160	352	-49%	Net investments (a + b + c + d + e + f = g - i + h)	609	(138)	ns
(45)	(43)	(80)	ns	of which acquisitions net of assets sales (g-i)	(166)	(1,089)	ns
(1)	-	1	ns	Acquisitions (g)	2	103	-98%
44	43	81	-46%	Asset sales (i)	168	1,192	-86%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
223	203	432	-48%	of which organic investments (h)	775	951	-19%
-	-	-	ns	Capitalized exploration	-	-	ns
27	18	19	42%	Increase in non-current loans	89	103	-14%
(43)	1	(20)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(81)	(109)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
10,471	8,349	+25%	12,507	Cash flow from operating activities (a)	27,343	30,854	-11%
3,814	1,382	x2.8	5,072	(Increase) decrease in working capital (b) *	634	1,491	-57%
(299)	(55)	ns	282	Inventory effect (c)	(733)	(525)	ns
212	(6)	ns	-	Capital gain from renewable project sales (d)	292	-	ns
-	45	-100%	(2)	Organic loan repayments from equity affiliates (e)	105	29	x3.6
7,168	7,061	+2%	7,151	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	27,839	29,917	-7%
(425)	(382)	ns	(247)	Financial charges	(1,416)	(697)	ns
7,593	7,443	+2%	7,398	Debt Adjusted Cash Flow (DACF)	29,255	30,614	-4%

4,019	3,473	+16%	3,839	Organic investments (g)	16,812	16,423	+2%
3,149	3,588	-12%	3,312	Free cash flow after organic investments (f - g)	11,027	13,494	-18%

2,446	3,092	-21%	3,863	Net investments (h)	17,091	17,829	-4%
4,722	3,969	+19%	3,288	Net cash flow (f - h)	10,748	12,088	-11%
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
3,821	4,187	4,500	-15%	Cash flow from operating activities (a)	14,949	17,388	-14%
210	203	555	-62%	(Increase) decrease in working capital (b)	(697)	340	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	1	-100%
3,611	3,984	3,945	-8%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	15,646	17,049	-8%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
2,102	789	2,214	-5%	Cash flow from operating activities (a)	5,173	5,185	0%
946	(299)	767	23%	(Increase) decrease in working capital (b) *	522	285	83%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	46	-	ns	Organic loan repayments from equity affiliates (e)	47	3	x15.7
1,156	1,134	1,447	-20%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,698	4,903	-4%
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,300	674	1,201	8%	Cash flow from operating activities (a)	2,374	2,972	-20%
724	56	604	20%	(Increase) decrease in working capital (b) *	166	434	-62%
-	-	-	ns	Inventory effect (c)	-	-	ns
212	(6)	-	ns	Capital gain from renewable project sales (d)	292	-	ns
-	(1)	7	-100%	Organic loan repayments from equity affiliates (e)	58	17	x3.4
788	611	604	30%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,558	2,555	0%
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,716	2,839	3,832	-55%	Cash flow from operating activities (a)	3,459	3,808	-9%
559	1,900	2,758	-80%	(Increase) decrease in working capital (b)	278	433	-36%
(221)	(76)	243	ns	Inventory effect (c)	(617)	(377)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(9)	-100%	Organic loan repayments from equity affiliates (e)	-	8	-100%
1,378	1,015	822	68%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,798	3,760	1%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

4Q25	3Q25	4Q24	4Q25 vs 4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,352	287	778	74%	Cash flow from operating activities (a)	2,835	2,901	-2%
838	(372)	205	x4.1	(Increase) decrease in working capital (b)	526	730	-28%
(78)	21	39	ns	Inventory effect (c)	(116)	(148)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
592	638	534	11%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,425	2,319	5%

GEARING RATIO

In millions of dollars	12/31/2025	09/30/2025	12/31/2024
Current borrowings *	10,162	11,830	7,929
Other current financial liabilities	388	568	664
Current financial assets *, **	(3,093)	(4,607)	(6,536)
Net financial assets classified as held for sale *	7	49	33
Non-current financial debt *	40,944	41,296	35,711
Non-current financial assets *	(1,991)	(1,168)	(1,027)
Cash and cash equivalents	(26,202)	(23,415)	(25,844)
Net debt (a)	20,215	24,553	10,930

Shareholders’ equity - TotalEnergies share	114,883	115,281	117,858
Non-controlling interests	2,640	2,384	2,397
Shareholders' equity (b)	117,523	117,665	120,255

Gearing = a / (a+b)	14.7%	17.3%	8.3%

Leases (c)	8,567	8,827	8,272
Gearing including leases (a+c) / (a+b+c)	19.7%	22.1%	13.8%
*	Excludes leases receivables and leases debts.

**	Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended December 31, 2025

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	8,399	4,109	2,215	2,378	1,373	17,827
Capital employed at 12/31/2024	64,430	41,477	21,739	5,564	6,870	138,125
Capital employed at 12/31/2025	65,096	44,409	24,134	7,035	6,845	145,479
ROACE	13.0%	9.6%	9.7%	37.8%	20.0%	12.6%

PAYOUT1

In millions of dollars	2025	9M25	2024
Dividend paid (parent company shareholders)	8,121	5,961	7,717
Repayment of treasury shares excluding fees and taxes	7,496	5,997	7,970

Payout ratio	55%	56%	50%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	-	4,442
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	-	4,579
Adjusted net operating income 2nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income 1st quarter 2025	2,451	1,294	506	301	240	(131)	-	4,661
Adjusted net operating income ( a )	8,399	4,109	2,215	2,378	1373	(647)	-	17,827

Balance sheet as of December 31, 2025
Property plant and equipment intangible assets net	85,692	30,087	15,218	12,974	7,181	887	-	152,039
Investments & loans in equity affiliates	4,684	17,635	10,633	4,074	1,064	-	-	38,090
Other non-current assets	1,916	2,597	1,587	790	1,050	247	-	8,187
Inventories, net	1,464	1,019	566	10,455	3,159	-	-	16,663
Accounts receivable, net	5,651	7,694	4,927	17,123	7,136	815	(24,787)	18,559
Other current assets	6,357	6,904	4,566	3,079	3,010	2,308	(5,787)	20,437
Accounts payable	(6,061)	(8,837)	(7,448)	(30,522)	(9,035)	(957)	24,795	(38,065)
Other creditors and accrued liabilities	(10,959)	(8,178)	(4,526)	(6,731)	(5,410)	(6,319)	5,779	(36,344)
Working capital	(3,548)	(1,398)	(1,915)	(6,596)	(1,140)	(4,153)	-	(18,750)
Provisions and other non-current liabilities	(22,183)	(4,512)	(1,506)	(3,531)	(1,214)	972	-	(31,974)
Assets and liabilities classified as held for sale	(1,465)	-	117	-	54	7	-	(1,287)
Capital Employed (Balance sheet)	65,096	44,409	24,134	7,711	6,995	(2,040)	-	146,305
Less inventory valuation effect	-	-	-	(676)	(150)	-	-	(826)
Capital Employed at replacement cost (b)	65,096	44,409	24,134	7,035	6,845	(2,040)	-	145,479

Balance sheet as of December 31, 2024
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	-	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	-	-	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	-	8,873
Inventories, net	1,456	1,475	547	12,063	3,327	-	-	18,868
Accounts receivable, net	5,845	8,412	7,466	16,362	7,167	581	(26,552)	19,281
Other current assets	6,663	10,198	4,086	2,208	2,870	2,342	(4,680)	23,687
Accounts payable	(6,632)	(8,888)	(9,222)	(32,204)	(8,642)	(805)	26,461	(39,932)
Other creditors and accrued liabilities	(10,241)	(11,060)	(3,363)	(4,992)	(5,329)	(5,747)	4,771	(35,961)
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	-	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	-	(33,739)
Assets and liabilities classified as held for sale	571	-	1	-	70	-	-	642
Capital Employed (Balance sheet)	64,430	41,477	21,739	6,680	7,086	(1,955)	-	139,457
Less inventory valuation effect	-	-	-	(1,116)	(216)	-	-	(1,332)
Capital Employed at replacement cost (c)	64,430	41,477	21,739	5,564	6,870	(1,955)	-	138,125
ROACE as a percentage (a/average(b+c))	13.0%	9.6%	9.7%	37.7%	20.0%			12.6%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
	2025	2025	2024
(M$) (a)

Sales	50,624	48,691	52,508
Excise taxes	(4,699)	(4,847)	(5,393)
Revenues from sales	45,925	43,844	47,115

Purchases, net of inventory variation	(29,536)	(27,191)	(30,342)
Other operating expenses	(7,925)	(7,591)	(7,219)
Exploration costs	(177)	(64)	(242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,776)	(3,280)	(2,715)
Other income	806	778	306
Other expense	(821)	(528)	(341)

Financial interest on debt	(833)	(808)	(786)
Financial income and expense from cash & cash equivalents	233	265	449
Cost of net debt	(600)	(543)	(337)

Other financial income	324	366	319
Other financial expense	(221)	(208)	(193)

Net income (loss) from equity affiliates	759	602	597

Income taxes	(1,830)	(2,423)	(2,929)
Consolidated net income	2,928	3,762	4,019
TotalEnergies share	2,906	3,683	3,956
Non-controlling interests	22	79	63
Earnings per share ($)	1.31	1.65	1.72
Fully-diluted earnings per share ($)	1.30	1.64	1.70

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2025	2025	2024

Consolidated net income	2,928	3,762	4,019

Other comprehensive income

Actuarial gains and losses	28	(2)	(3)
Change in fair value of investments in equity instruments	(161)	(96)	142
Tax effect	51	19	36
Currency translation adjustment generated by the parent company	49	(2)	(5,125)
Items not potentially reclassifiable to profit and loss	(33)	(81)	(4,950)
Currency translation adjustment	(133)	(230)	3,594
Cash flow hedge	(46)	(346)	1,732
Variation of foreign currency basis spread	(3)	6	(13)
Share of other comprehensive income of equity affiliates, net amount	(98)	(112)	76
Other	(4)	5	(1)
Tax effect	18	81	(441)
Items potentially reclassifiable to profit and loss	(266)	(596)	4,947
Total other comprehensive income (net amount)	(299)	(677)	(3)

Comprehensive income	2,629	3,085	4,016
TotalEnergies share	2,596	3,001	4,001
Non-controlling interests	33	84	15

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

	Year	Year
	2025	2024
	(unaudited)
(M$) (a)

Sales	201,196	214,550
Excise taxes	(18,852)	(18,940)
Revenues from sales	182,344	195,610

Purchases, net of inventory variation	(116,740)	(127,664)
Other operating expenses	(30,914)	(29,860)
Exploration costs	(419)	(999)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(12,025)
Other income	2,375	2,112
Other expense	(1,927)	(1,281)

Financial interest on debt	(3,182)	(3,016)
Financial income and expense from cash & cash equivalents	1,115	1,786
Cost of net debt	(2,067)	(1,230)

Other financial income	1,437	1,403
Other financial expense	(881)	(835)

Net income (loss) from equity affiliates	2,553	1,575

Income taxes	(9,092)	(10,775)
Consolidated net income	13,357	16,031
TotalEnergies share	13,127	15,758
Non-controlling interests	230	273
Earnings per share ($)	5.84	6.74
Fully-diluted earnings per share ($)	5.78	6.69

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

	Year	Year
	2025	2024
	(unaudited)
(M$)

Consolidated net income	13,357	16,031

Other comprehensive income

Actuarial gains and losses	42	20
Change in fair value of investments in equity instruments	(193)	144
Tax effect	51	46
Currency translation adjustment generated by the parent company	8,737	(4,163)
Items not potentially reclassifiable to profit and loss	8,637	(3,953)
Currency translation adjustment	(7,072)	2,759
Cash flow hedge	(1,060)	3,119
Variation of foreign currency basis spread	22	(32)
Share of other comprehensive income of equity affiliates, net amount	(484)	(246)
Other	8	1
Tax effect	255	(814)
Items potentially reclassifiable to profit and loss	(8,331)	4,787
Total other comprehensive income (net amount)	306	834

Comprehensive income	13,663	16,865
TotalEnergies share	13,356	16,636
Non-controlling interests	307	229

CONSOLIDATED BALANCE SHEET

TotalEnergies

	December 31,	September 30,	December 31,
	2025	2025	2024
	(unaudited)	(unaudited)
(M$)

ASSETS

Non-current assets
Intangible assets, net	37,345	37,764	34,238
Property, plant and equipment, net	114,694	115,198	109,095
Equity affiliates : investments and loans	38,090	36,968	34,405
Other investments	1,914	2,046	1,665
Non-current financial assets	3,270	2,426	2,305
Deferred income taxes	3,358	3,633	3,202
Other non-current assets	2,915	2,990	4,006
Total non-current assets	201,586	201,025	188,916

Current assets
Inventories, net	16,663	17,058	18,868
Accounts receivable, net	18,559	19,735	19,281
Other current assets	20,437	21,833	23,687
Current financial assets	3,332	4,884	6,914
Cash and cash equivalents	26,202	23,415	25,844
Assets classified as held for sale	4,276	4,009	1,977
Total current assets	89,469	90,934	96,571
Total assets	291,055	291,959	285,487

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,059	7,059	7,577
Paid-in surplus and retained earnings	125,860	125,073	135,496
Currency translation adjustment	(14,033)	(13,853)	(15,259)
Treasury shares	(4,003)	(2,998)	(9,956)
Total shareholders' equity - TotalEnergies share	114,883	115,281	117,858
Non-controlling interests	2,640	2,384	2,397
Total shareholders' equity	117,523	117,665	120,255

Non-current liabilities
Deferred income taxes	12,634	12,830	12,114
Employee benefits	2,018	1,991	1,753
Provisions and other non-current liabilities	17,322	20,096	19,872
Non-current financial debt	48,995	49,552	43,533
Total non-current liabilities	80,969	84,469	77,272

Current liabilities
Accounts payable	38,065	38,062	39,932
Other creditors and accrued liabilities	36,344	35,266	35,961
Current borrowings	12,038	13,820	10,024
Other current financial liabilities	388	568	664
Liabilities directly associated with the assets classified as held for sale	5,728	2,109	1,379
Total current liabilities	92,563	89,825	87,960
Total liabilities & shareholders' equity	291,055	291,959	285,487

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
	2025	2025	2024
(M$)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,928	3,762	4,019
Depreciation, depletion, amortization and impairment	3,996	3,405	2,971
Non-current liabilities, valuation allowances and deferred taxes	316	272	44
(Gains) losses on disposals of assets	(655)	(603)	(66)
Undistributed affiliates' equity earnings	(203)	(195)	99
(Increase) decrease in working capital	3,867	1,600	5,201
Other changes, net	222	108	239
Cash flow from operating activities	10,471	8,349	12,507

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,153)	(3,812)	(3,680)
Acquisitions of subsidiaries, net of cash acquired	(140)	-	(932)
Investments in equity affiliates and other securities	(343)	(215)	(313)
Increase in non-current loans	(559)	(408)	(658)
Total expenditures	(5,195)	(4,435)	(5,583)
Proceeds from disposals of intangible assets and property, plant and equipment	730	613	314
Proceeds from disposals of subsidiaries, net of cash sold	451	133	654
Proceeds from disposals of non-current investments	321	(8)	220
Repayment of non-current loans	259	494	650
Total divestments	1,761	1,232	1,838
Cash flow used in investing activities	(3,434)	(3,203)	(3,745)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(1,506)	(2,349)	(1,977)
Dividends paid:
- Parent company shareholders	(2,160)	(2,216)	(1,998)
- Non-controlling interests	(81)	(89)	(18)
Net issuance (repayment) of perpetual subordinated notes	-	-	1,165
Payments on perpetual subordinated notes	(122)	(26)	(82)
Other transactions with non-controlling interests	313	23	(17)
Net issuance (repayment) of non-current debt	611	3,682	91
Increase (decrease) in current borrowings	(1,985)	(1,962)	(4,136)
Increase (decrease) in current financial assets and liabilities	686	529	(965)
Cash flow from / (used in) financing activities	(4,244)	(2,408)	(7,937)
Net increase (decrease) in cash and cash equivalents	2,793	2,738	825
Effect of exchange rates	(6)	253	(653)
Cash and cash equivalents at the beginning of the period	23,415	20,424	25,672
Cash and cash equivalents at the end of the period	26,202	23,415	25,844

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

	Year	Year
	2025	2024
	(unaudited)
(M$)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	13,357	16,031
Depreciation, depletion, amortization and impairment	13,847	13,107
Non-current liabilities, valuation allowances and deferred taxes	924	190
(Gains) losses on disposals of assets	(1,568)	(1,497)
Undistributed affiliates' equity earnings	(923)	124
(Increase) decrease in working capital	1,284	2,364
Other changes, net	422	535
Cash flow from operating activities	27,343	30,854

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(16,953)	(14,909)
Acquisitions of subsidiaries, net of cash acquired	(1,999)	(2,439)
Investments in equity affiliates and other securities	(1,288)	(2,127)
Increase in non-current loans	(1,960)	(2,275)
Total expenditures	(22,200)	(21,750)
Proceeds from disposals of intangible assets and property, plant and equipment	1,713	727
Proceeds from disposals of subsidiaries, net of cash sold	855	2,167
Proceeds from disposals of non-current investments	329	347
Repayment of non-current loans	1,172	1,177
Total divestments	4,069	4,418
Cash flow used in investing activities	(18,131)	(17,332)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	492	521
- Treasury shares	(7,714)	(7,995)
Dividends paid:
- Parent company shareholders	(8,121)	(7,717)
- Non-controlling interests	(482)	(322)
Net issuance (repayment) of perpetual subordinated notes	(1,139)	(457)
Payments on perpetual subordinated notes	(303)	(314)
Other transactions with non-controlling interests	285	(67)
Net issuance (repayment) of non-current debt	7,981	7,532
Increase (decrease) in current borrowings	(4,153)	(5,142)
Increase (decrease) in current financial assets and liabilities	3,220	(464)
Cash flow from / (used in) financing activities	(9,934)	(14,425)
Net increase (decrease) in cash and cash equivalents	(722)	(903)
Effect of exchange rates	1,080	(516)
Cash and cash equivalents at the beginning of the period	25,844	27,263
Cash and cash equivalents at the end of the period	26,202	25,844

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2025 )

	Common shares issued		Paid-in		Treasury shares		Shareholders'
			surplus and	Currency			equity-	Non-	Total
(M$)	Number	Amount	retained	translation	Number	Amount	TotalEnergies	controlling	shareholders'
			earnings	adjustment			share	interests	equity
As of January 1, 2024	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income 2024	-	-	15,758	-	-	-	15,758	273	16,031
Other comprehensive Income	-	-	2,436	(1,558)	-	-	878	(44)	834
Comprehensive Income	-	-	18,194	(1,558)	-	-	16,636	229	16,865
Dividend	-	-	(7,756)	-	-	-	(7,756)	(455)	(8,211)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(120,463,232)	(7,995)	(7,995)	-	(7,995)
Sale of treasury shares (1)	-	-	(395)	-	6,071,266	395	-	-	-
Share-based payments	-	-	556	-	-	-	556	-	556
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(576)	-	-	-	(576)	-	(576)
Payments on perpetual subordinated notes	-	-	(272)	-	-	-	(272)	-	(272)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(67)	(67)
Other items	-	-	(9)	-	-	-	(9)	(10)	(19)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income 2025	-	-	13,127	-	-	-	13,127	230	13,357
Other comprehensive Income	-	-	(997)	1,226	-	-	229	77	306
Comprehensive Income	-	-	12,130	1,226	-	-	13,356	307	13,663
Dividend	-	-	(8,135)	-	-	-	(8,135)	(348)	(8,483)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(122,637,294)	(7,526)	(7,526)	-	(7,526)
Sale of treasury shares (1)	-	-	(414)	-	6,221,412	414	-	-	-
Share-based payments	-	-	585	-	-	-	585	-	585
Share cancellation	(202,243,171)	(548)	(12,704)	-	202,243,171	13,064	(188)	-	(188)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(320)	-	-	-	(320)	-	(320)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	286	285
Other items	-	-	(20)	-	-	1	(19)	(2)	(21)
As of December 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523

(1) Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2025	Exploration			Refining	Marketing
(M$)	&	Integrated	Integrated	&	&	Corporate	Intercompany	Total
	Production	LNG	Power	Chemicals	Services

External sales	1,260	2,427	5,707	21,616	19,625	(11)	-	50,624
Intersegment sales	8,753	2,237	877	6,878	167	37	(18,949)	-
Excise taxes	-	-	-	(203)	(4,496)	-	-	(4,699)
Revenues from sales	10,013	4,664	6,584	28,291	15,296	26	(18,949)	45,925
Operating expenses	(4,758)	(3,617)	(6,332)	(27,025)	(14,656)	(199)	18,949	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,346)	(444)	(336)	(367)	(248)	(35)	-	(3,776)
Net income (loss) from equity affiliates and other items	258	469	90	24	14	(8)	-	847
Tax on net operating income	(1,501)	(182)	77	(114)	(165)	(1)	-	(1,886)
Adjustments (a)	(139)	(32)	(481)	(192)	(100)	(26)	-	(970)
Adjusted Net operating income	1,805	922	564	1,001	341	(191)	-	4,442
Adjustments (a)								(970)
Net cost of net debt								(544)
Non-controlling interests								(22)
Net income - TotalEnergies share								2,906

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

	Exploration	Integrated	Integrated	Refining	Marketing
4th quarter 2025	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services

Total expenditures	1,881	1,130	1,155	542	326	161	-	5,195
Total divestments	663	12	880	35	148	23	-	1,761
Cash flow from operating activities	3,821	2,102	1,300	1,716	1,352	180	-	10,471

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2025	Exploration			Refining	Marketing
(M$)	&	Integrated	Integrated	&	&	Corporate	Intercompany	Total
	Production	LNG	Power	Chemicals	Services

External sales	1,392	1,995	3,955	21,205	20,138	6	-	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	-
Excise taxes	-	-	-	(201)	(4,646)	-	-	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	-	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	-	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	-	(2,467)
Adjustments (a)	237	(131)	(310)	(78)	(14)	(22)	-	(318)
Adjusted Net operating income	2,169	852	571	687	380	(80)	-	4,579
Adjustments (a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

3rd quarter 2025	Exploration	Integrated	Integrated	Refining	Marketing
(M$)	&	LNG	Power	&	&	Corporate	Intercompany	Total
	Production			Chemicals	Services

Total expenditures	2,409	611	773	402	205	35	-	4,435
Total divestments	622	465	81	17	45	2	-	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	-	8,349

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

	Exploration			Refining	Marketing
4th quarter 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

External sales	1,496	2,890	6,137	21,540	20,440	5	-	52,508
Intersegment sales	9,382	2,968	765	7,207	168	70	(20,560)	-
Excise taxes	-	-	-	(193)	(5,200)	-	-	(5,393)
Revenues from sales	10,878	5,858	6,902	28,554	15,408	75	(20,560)	47,115
Operating expenses	(4,754)	(4,431)	(6,536)	(27,616)	(14,772)	(254)	20,560	(37,803)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,853)	(326)	(28)	(250)	(227)	(31)	-	(2,715)
Net income (loss) from equity affiliates and other items	40	548	26	(90)	90	74	-	688
Tax on net operating income	(2,163)	(288)	(70)	(139)	(215)	(60)	-	(2,935)
Adjustments (a)	(157)	(71)	(281)	141	(78)	(23)	-	(469)
Adjusted Net operating income	2,305	1,432	575	318	362	(173)	-	4,819
Adjustments (a)								(469)
Net cost of net debt								(331)
Non-controlling interests								(63)
Net income - TotalEnergies share								3,956

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

	Exploration			Refining	Marketing
4th quarter 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

Total expenditures	1,983	1,904	529	630	458	79	-	5,583
Total divestments	295	247	1,038	132	106	20	-	1,838
Cash flow from operating activities	4,500	2,214	1,201	3,832	778	(18)	-	12,507

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

	Exploration			Refining	Marketing
Year 2025	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

External sales	5,590	10,096	19,587	87,207	78,708	8	-	201,196
Intersegment sales	35,234	8,945	2,696	27,817	734	132	(75,558)	-
Excise taxes	-	-	-	(770)	(18,082)	-	-	(18,852)
Revenues from sales	40,824	19,041	22,283	114,254	61,360	140	(75,558)	182,344
Operating expenses	(17,335)	(15,085)	(20,859)	(110,737)	(58,697)	(918)	75,558	(148,073)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,419)	(1,608)	(622)	(1,606)	(932)	(125)	-	(13,312)
Net income (loss) from equity affiliates and other items	971	2,104	422	49	93	(82)	-	3,557
Tax on net operating income	(7,677)	(720)	(133)	(352)	(608)	245	-	(9,245)
Adjustments (a)	(35)	(377)	(1,124)	(770)	(157)	(93)	-	(2,556)
Adjusted Net operating income	8,399	4,109	2,215	2,378	1,373	(647)	-	17,827
Adjustments (a)								(2,556)
Net cost of net debt								(1,914)
Non-controlling interests								(230)
Net income - TotalEnergies share								13,127

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

	Exploration			Refining	Marketing
Year 2025	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

Total expenditures	10,523	3,520	5,367	1,537	937	316	-	22,200
Total divestments	1,723	512	1,366	100	328	40	-	4,069
Cash flow from operating activities	14,949	5,173	2,374	3,459	2,835	(1,447)	-	27,343

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

	Exploration			Refining	Marketing
Year 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

External sales	5,655	9,885	22,127	93,515	83,341	27	-	214,550
Intersegment sales	38,546	10,591	2,348	31,480	819	268	(84,052)	-
Excise taxes	-	-	-	(784)	(18,156)	-	-	(18,940)
Revenues from sales	44,201	20,476	24,475	124,211	66,004	295	(84,052)	195,610
Operating expenses	(19,124)	(15,530)	(22,936)	(120,424)	(63,551)	(1,010)	84,052	(158,523)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,001)	(1,251)	(344)	(1,442)	(870)	(117)	-	(12,025)
Net income (loss) from equity affiliates and other items	325	2,051	(837)	(114)	1,457	92	-	2,974
Tax on net operating income	(8,466)	(1,073)	(255)	(414)	(526)	89	-	(10,645)
Adjustments (a)	(1,069)	(196)	(2,070)	(343)	1,154	(59)	-	(2,583)
Adjusted Net operating income	10,004	4,869	2,173	2,160	1,360	(592)	-	19,974
Adjustments (a)								(2,583)
Net cost of net debt								(1,360)
Non-controlling interests								(273)
Net income - TotalEnergies share								15,758

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

	Exploration			Refining	Marketing
Year 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total

Total expenditures	9,225	3,912	5,328	1,896	1,190	199	-	21,750
Total divestments	840	425	1,431	366	1,328	28	-	4,418
Cash flow from operating activities	17,388	5,185	2,972	3,808	2,901	(1,400)	-	30,854